SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )1

GLOBALOPTIONS GROUP INC.

(Name of issuer)

Common Stock

(Title of class of securities)

37946D209

(CUSIP number)

Weiss Asset Management LP

c/o Georgiy Nikitin

222 Berkeley St.

16th Floor

Boston, MA 02116

(617) 778-7725

(Name, address and telephone number of person authorized to receive notices and communications)

October 19, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37946D209	13D	Page 2 of 9 Pages

1	Names of reporting persons. BIP GP LLC WAM GP LLC Weiss Asset Management LP Andrew M. Weiss
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6

Citizenship or place of organization

    BIP GP LLC is a Delaware limited liability company.

    WAM GP LLC is a Delaware limited liability company.

    Weiss Asset Management LP is a Delaware limited partnership.

    Andrew M. Weiss is a United States citizen.

Number of shares beneficially owned by each reporting person with	7	Sole voting power BIP GP LLC — 0 shares WAM GP LLC — 0 shares Weiss Asset Management LP — 0 shares Andrew M. Weiss — 0 shares
	8	Shared voting power BIP GP LLC — 4,036,428 WAM GP LLC — 5,766,324 Weiss Asset Management LP — 5,766,324 Andrew M. Weiss — 5,766,324
	9	Sole dispositive power BIP GP LLC — 0 shares WAM GP LLC — 0 shares Weiss Asset Management LP — 0 shares Andrew M. Weiss — 0 shares
	10	Shared dispositive power BIP GP LLC — 4,036,428 WAM GP LLC — 5,766,324 Weiss Asset Management LP — 5,766,324 Andrew M. Weiss — 5,766,324
11	Aggregate amount beneficially owned by each reporting person BIP GP LLC — 4,036,428 WAM GP LLC — 5,766,324 Weiss Asset Management LP — 5,766,324 Andrew M. Weiss — 5,766,324
12	Check if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) BIP GP LLC — 27.98% WAM GP LLC — 39.98% Weiss Asset Management LP — 39.98% Andrew M. Weiss — 39.98%
14	Type of reporting person* BIP GP LLC — 00 WAM GP LLC — 00 Weiss Asset Management LP — IA, PN Andrew M. Weiss — IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37946D209	13D	Page 3 of 9 Pages

Item 1.	Security and Issuer.

This statement relates to certain shares (the “Shares”) of Common Stock of GlobalOptions Group, Inc. (the “Issuer”), a Delaware corporation with principal offices at 75 Rockefeller Plaza, 27th Floor, New York, NY 10019.

Item 2.	Identity and Background.

(a) The names of the persons filing this statement are BIP GP LLC, WAM GP LLC, Weiss Asset Management LP, and Andrew M. Weiss. This statement on Schedule 13D is filed on behalf of all such Reporting Persons.

(b) The business address of each of the Reporting Persons is 222 Berkeley St, 16th Floor, Boston, MA 02116.

(c) The principal business of BIP GP LLC is serving as general partner to a private investment partnership. The principal business of WAM GP LLC is serving as general partner to an investment management partnership. The principal business of Weiss Asset Management LP is Investment Management. Mr. Weiss’s principal occupation is Investment Professional.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 37946D209	13D	Page 4 of 9 Pages

(f) Each of BIP GP LLC and WAM GP LLC is a Delaware limited liability company. Weiss Asset Management LP is a Delaware Limited Partnership. Mr. Weiss is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares were acquired in open market purchases and privately negotiated transactions by: (i) a private investment partnership, Brookdale International Partners, LP, a New York limited partnership (“BIP”) of which BIP GP LLC is the sole General Partner and Weiss Asset Management LP is the Investment Manager; and (ii) a private investment company, Brookdale Global Opportunity Fund, a Cayman exempted company (“BGO”), for which Weiss Asset Management LP acts as the Investment Manager, for an aggregate of approximately $13,426,930.68 cash. WAM GP LLC is the sole General Partner of Weiss Asset Management LP. Mr. Weiss is the Managing Member of each of BIP GP LLC and WAM GP LLC.

The source of such funds was the working capital of such private investment partnership and private investment company.

Item 4.	Purpose of Transaction.

The Shares were acquired for investment purposes. From time to time and subject to the Reporting Persons agreement described in Item 6, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer including, without limitation, (i) to hold the Shares as a passive investor or as an active investor (including as a member of a “group” with other beneficial owners of the Issuer’s securities), (ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, (iii) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D (including, without limitation, a change in the present composition of the Board of Directors of the Issuer and to fill any then existing vacancies on such Board), (iv) to enter into agreements with potential business combination partners to facilitate a transaction with the Issuer or (v) to change their intention with respect to any or all of the matters referred to above or in Item 4. The Reporting Persons’ decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to the potential acquisitions or business combinations, market activity in the Issuer’s securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) 4,036,428 Shares, representing approximately 28% of the outstanding shares of the Issuer, are held by BIP. BIP GP LLC is the General Partner of BIP. Weiss Asset Management LP is the Investment Manager of BIP. Mr. Weiss is the Managing Member of each of BIP GP LLC, WAM GP LLC, and Weiss Asset Management LP and in such capacity has the power to vote and dispose of such Shares.

1,729,896 Shares, representing approximately 12% of the outstanding shares of the Issuer, are held by BGO. Weiss Asset Management LP is the Investment Manager of BGO. Mr. Weiss is the Managing Member of WAM GP LLC and Weiss Asset Management LP and in such capacity has the power to vote and dispose of such Shares.

CUSIP No. 37946D209	13D	Page 5 of 9 Pages

All share numbers and ownership percentages reported herein are as of October 27, 2010. All ownership percentages reported herein are based on 14,424,433 shares of the Issuer’s Common Stock issued and outstanding as of August 16, 2010, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 16, 2010. Each of the Reporting Persons disclaims beneficial ownership of all of the Shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of any Shares for any purpose.

(c) During the past 60 days, BIP and BGO effected the transactions in the Issuer’s Common Stock as set forth on Exhibit 1 attached hereto.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the purchase of 936,897 Shares from certain sellers, Weiss Asset Management LP (“Weiss”) was granted proxies to vote such Shares at the Company’s upcoming Special Meeting of Shareholders (the “Special Meeting”) currently scheduled to take place on November 11, 2010. The Issuer has announced that the record date for such Special Meeting was set at September 15, 2010. Additionally, certain other sellers have agreed to deliver proxies to Weiss, enabling it to vote an additional 4,237,561 Shares, for an aggregate of 5,174,458 Shares or 35.9% of the outstanding Shares entitled to vote at the Special Meeting.

On October 27, 2010, the Issuer entered into a Support Agreement (the “Support Agreement”) with Weiss acting solely in its capacity as investment manager to certain funds managed by it. Pursuant to the Support Agreement, Weiss agreed to vote or cause to be voted all of the shares of Common Stock over which Weiss has voting power:

•

in favor of approval of the Issuer’s proposed sale of all of the outstanding capital stock of The Bode Technology Group, Inc. (“Bode”) pursuant to that certain Stock Purchase Agreement, dated August 11, 2010, by and among the Issuer, GlobalOptions, Inc., Bode and LSR Acquisition Corp. (the “Bode Transaction”);

•

in favor of the proposal to adjourn the Special Meeting to a later date, if necessary or appropriate, to allow for the solicitation of additional proxies in favor of the proposal to approve the Bode Transaction (if the Issuer, in its reasonable discretion, determines such votes are necessary in order to ensure passage of the proposal); and

•	in favor of the election of all director nominees recommended by the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2010 annual meeting of stockholders.

The Support Agreement also provides that, as a condition to Weiss’ obligations under the Support Agreement, the Board will adopt resolutions providing that:

•

Weiss, together with the funds managed by Weiss, will not be deemed to be an “Acquiring Person” for the purposes of that certain Rights Agreement, dated as of September 7, 2010, by and between the Issuer and Continental Stock Transfer & Trust Company (the “Rights Agreement”) unless and until Weiss becomes the Beneficial Owner (as defined under the Rights Agreement) of in excess of 44% of the Common Shares (as defined under the Rights Agreement) then outstanding; and

CUSIP No. 37946D209	13D	Page 6 of 9 Pages

•	solely for the purposes of Section 203 of the Delaware General Corporation Law, the acquisition of up to 44% of the Common Stock by Weiss and the funds managed by Weiss is approved by the Board.

The Board adopted such resolutions on October 27, 2010. Further, the Issuer agreed that, if requested by Weiss, within 10 business days of such request the Board will appoint one designee of Weiss (the “Weiss Designee”) to serve on the Board, and until such date as Weiss beneficially owns less than 15% of the Common Stock then outstanding, the Board will nominate and recommend the election of the Weiss Designee to the Board, and solicit proxies for the election of the Weiss Designee to the Board, at any meeting of the Issuer’s stockholders at which they are asked to vote for the election of directors.

Additionally, Weiss agreed to certain standstill restrictions with respect to, among other things, (i) effecting, proposing or participating in any tender offer or exchange offer involving the Common Stock other than a tender offer made by the Issuer, (ii) participating in a merger, asset sale or other extraordinary transaction with or involving the Issuer and (iii) nominating individuals for election to the Board. The standstill restrictions will expire on the earlier of the 18-month anniversary of the date of the Support Agreement and the date the Issuer fails to meet any of a number of requirements set forth in the Support Agreement, including but not limited to making certain cash distributions to the Issuer’s stockholders on a specified timeframe.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit 3 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Transactions Effected in Last 60 Days
Exhibit 2	Joint Filing Agreement
Exhibit 3	Support Agreement dated October 27, 2010

CUSIP No. 37946D209	13D	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

October 29, 2010

BIP GP LLC

BY:	/S/ GEORGIY NIKITIN
Georgiy Nikitin, Chief Compliance Officer

WAM GP LLC

BY:	/S/ GEORGIY NIKITIN
Georgiy Nikitin, Chief Compliance Officer

WEISS ASSET MANAGEMENT LP

BY:	/S/ GEORGIY NIKITIN
Georgiy Nikitin, Chief Compliance Officer

BY:	/S/ GEORGIY NIKITIN
Attorney-in-Fact for Andrew Weiss

CUSIP No. 37946D209	13D	Page 8 of 9 Pages

Exhibit 1

Transactions Effected in Last 60 Days

Transactions by BIP:

Date	Type of Transaction	Number of Shares	Purchase Price Per Share ($)
10/8/2010	Open Market Purchase	8,890	$2.0680
10/11/2010	Open Market Purchase	4,305	$2.0487
10/12/2010	Open Market Purchase	8,120	$2.0450
10/14/2010	Open Market Purchase	803	$2.0200
10/15/2010	Open Market Purchase	30,439	$2.0056
10/19/2010	Open Market Purchase	497,669	$2.2496
10/19/2010	Open Market Purchase	14,420	$2.2000
10/20/2010	Open Market Purchase	23,870	$2.2498
10/20/2010	Open Market Purchase	52,500	$2.2400
10/20/2010	Open Market Purchase	334,209	$2.2476
10/27/2010	Privately Negotiated Purchase	2,966,293	$2.36
10/27/2010	Open Market Purchase	94,910	$2.2975

Transactions by BGO:

Date	Type of Transaction	Number of Shares	Purchase Price Per Share ($)
10/8/2010	Open Market Purchase	3,810	$2.0680
10/11/2010	Open Market Purchase	1,845	$2.0487
10/12/2010	Open Market Purchase	3,480	$2.0450
10/14/2010	Open Market Purchase	344	$2.0200
10/15/2010	Open Market Purchase	13,044	$2.0056
10/19/2010	Open Market Purchase	213,286	$2.2496
10/19/2010	Open Market Purchase	6,180	$2.2000
10/20/2010	Open Market Purchase	10,230	$2.2498
10/20/2010	Open Market Purchase	22,500	$2.2400
10/20/2010	Open Market Purchase	143,233	$2.2476
10/27/2010	Privately Negotiated Purchase	1,271,268	$2.36
10/27/2010	Open Market Purchase	40,676	$2.2975

CUSIP No. 37946D209	13D	Page 9 of 9 Pages

Exhibit 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, BIP GP LLC, WAM GP LLC, Weiss Asset Management LP and Andrew M. Weiss, hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G and/or 13D (including any and all amendments thereto) with respect to the Common Stock of GlobalOptions, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and/or 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of October 29, 2010.

BIP GP LLC

By:	/s/ Georgiy Nikitin
Georgiy Nikitin, Chief Compliance Officer

WEISS ASSET MANAGEMENT LP

By:	/s/ Georgiy Nikitin
Georgiy Nikitin, Chief Compliance Officer

WAM GP LLC

By:	/s/ Georgiy Nikitin
Georgiy Nikitin, Chief Compliance Officer

By:	/s/ Georgiy Nikitin
Attorney-in-Fact for Andrew Weiss

EXECUTION COPY

Exhibit 3

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT, dated October 27, 2010, is by and between Weiss Asset Management LP, a Delaware limited partnership acting solely in its capacity as investment manager to certain funds managed by it (the “Stockholder”), and GlobalOptions Group, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, certain funds managed by the Stockholder own of record and/or beneficially as of the date hereof, as set forth on Exhibit A hereto, 1,393,177 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), and as a result of which the Stockholder may be deemed to beneficially own such shares, which together with any additional shares of Common Stock that the Stockholder or funds managed by the Stockholder may be deemed to beneficially own on or after the date hereof, are referred to herein as “Owned Shares”;

WHEREAS, the Company, GlobalOptions, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“GlobalOptions”), and The Bode Technology Group, Inc., a Delaware corporation and wholly-owned subsidiary of GlobalOptions (“Bode” and together with the Company and GlobalOptions, the “Sellers”), have entered into that certain Stock Purchase Agreement, dated as of August 11, 2010 (the “Purchase Agreement”), with LSR Acquisition Corp., a Delaware corporation (“LSR”), pursuant to which the Sellers agreed to sell to LSR all of the equity securities of Bode (the “Bode Transaction”);

WHEREAS, the Company intends to hold a special meeting of its stockholders in order to obtain stockholder approval for the Bode Transaction (including any adjournments or postponements thereof, the “Special Meeting”);

WHEREAS, the Stockholder has obtained irrevocable proxies to vote at the Special Meeting an aggregate of 936,897 shares of Common Stock beneficially owned by the shareholders set forth on Exhibit A hereto as of September 15, 2010, the record date for the Special Meeting, which shares shall be deemed to be beneficially owned by the Stockholder as of the date hereof and shall be Owned Shares for the purposes of this Agreement;

WHEREAS, following the Special Meeting, the Company intends to hold its 2010 annual meeting of stockholders (including any adjournments or postponements thereof, the “Annual Meeting”); and

WHEREAS, the Stockholder and the Company have determined that the best interests of all the stockholders of the Company would be served by the consummation of the Bode Transaction and the other arrangements set forth herein.

NOW, THEREFORE, in consideration of the promises, mutual representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

Section 1. Representations and Warranties of the Company.

1.1 The Company hereby represents, warrants and agrees that (a) it has full legal right, power and authority to execute, deliver and perform this Agreement, and consummate the transactions contemplated hereby, (b) the execution and delivery of this Agreement, and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate actions, and (c) this Agreement constitutes valid, legal and binding obligations of the Company, enforceable against it in accordance with its terms, except that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium (whether general or specific) or other laws now or hereafter in effect. The performance of the terms of this Agreement shall not conflict with, constitute a violation of, or require any notice or consent under, the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), the Company’s By-Laws, as amended (the “By-Laws”), or any agreement or instrument to which the Company is a party or by which the Company is bound, and shall not require any consent, approval or notice under any provision of any judgment, order, decree, statute, rule or regulation applicable to the Company.

Section 2. Representations and Warranties of the Stockholder.

2.1 The Stockholder hereby represents, warrants and agrees that (a) it has full legal right, power and authority to execute, deliver and perform this Agreement, and consummate the transactions contemplated hereby, (b) the execution and delivery of this Agreement, and the consummation by the Stockholder of the transactions contemplated hereby have been duly authorized by all necessary actions, and (c) this Agreement constitutes valid, legal and binding obligations of the Stockholder, enforceable against the Stockholder in accordance with its terms, except that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium (whether general or specific) or other laws now or hereafter in effect. The performance of the terms of this Agreement shall not conflict with, constitute a violation of, or require any notice or consent under, the organizational documents of the Stockholder or any agreement or instrument to which the Stockholder is a party or by which the Stockholder is bound, and shall not require any consent, approval or notice under any provision of any judgment, order, decree, statute, rule or regulation applicable to the Stockholder. All Owned Shares (a) are, and shall be as of the date of the Special Meeting, the Annual Meeting and any other applicable Voting Event (as defined below), held free and clear of all liens and encumbrances (other than ordinary course general liens in favor of a broker-dealer), and (b) shall not be subject to any proxies (other than pursuant to this Agreement) as of the date of the Special Meeting, the Annual Meeting and any other applicable Voting Event. As of the date hereof, the Stockholder has obtained irrevocable proxies to vote the Owned Shares as set forth on Exhibit A. The Stockholder will use its best efforts to obtain similar irrevocable proxies to vote the shares of Common Stock held by Vicis Capital Master Fund and Cipher 06 LLC as set forth on Exhibit A. Except for this Agreement, as of the date hereof, the Owned Shares are not, with respect to the voting or transfer thereof, subject to any other agreement or third party rights, including any voting agreement, stockholders agreement, irrevocable proxy or voting trust.

Section 3. Actions by the Stockholder and the Company.

3.1 Voting. From and after the date hereof, at any meeting of the stockholders of the Company (including, but not limited to, the Special Meeting and the Annual Meeting), however called, or any adjournment or postponement thereof, and in response to any request for any written consent of the stockholders of the Company, the Stockholder shall be present (in person or by proxy) and vote (or cause to be voted) all of the Owned Shares as follows: (a) in favor of approval of the Bode Transaction and any other matter that is required by applicable law or by any governmental authority to be approved by the stockholders of the Company to consummate the Bode Transaction; (b) in favor of the proposal to adjourn the Special Meeting to a later date, if necessary or appropriate, to allow for the solicitation of additional proxies in favor of the proposal to approve the Bode Transaction (if the Company, in its reasonable discretion, determines such votes are necessary in order to ensure passage of the proposal); (c) against any action that could reasonably be expected to (i) impede, interfere with, delay, postpone or attempt to discourage or have the effect of discouraging the consummation of the Bode Transaction, (ii) constitute or result in a breach of any of the representations, warranties covenants, or other obligations or agreements of the Sellers under the Purchase Agreement that would reasonably be expected to have a material adverse effect on the Sellers or (iii) impair or adversely affect the respective abilities of the Sellers to consummate the Bode Transaction; and (d) in favor of the election of all director nominees recommended by the Company’s Board of Directors (the “Board”) at the Annual Meeting. Any Owned Shares with respect to which the Stockholder does not have voting power as of the date hereof shall not be considered “Owned Shares” for the purposes of this Section 3.1.

3.2 Irrevocable Proxy. Solely with respect to the matters described in Section 3.1 hereof, if the Stockholder has not taken a Qualifying Action (as defined below) on or prior to the fifth (5th) business day prior to the Special Meeting, the Annual Meeting or any other meeting, date or event upon which stockholders of the Company will be asked to vote with respect to the matters described in Section 3.1 (any such meeting, date or event, the “Voting Event”), the Stockholder hereby irrevocably appoints each of Harvey W. Schiller, Ph.D. and Jeffrey O. Nyweide as its proxy with full power of substitution (which proxy is irrevocable and which appointment is coupled with an interest, including for purposes of all applicable provisions of the Delaware General Corporation Law) to vote in his discretion all Owned Shares on the matters described in Section 3.1 effective from and after such third (3rd) business day prior to the Special Meeting, the Annual Meeting or any other Voting Event and until the date that is six (6) months after the date of the applicable Special Meeting, Annual Meeting or other Voting Event. The Stockholder agrees to execute any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the proxy contained herein. “Qualifying Action” means either (a) the delivery by the Stockholder to the Company of a copy of the Stockholder’s duly executed and valid proxy (and any amendment of such proxy) with respect to the Special Meeting, the Annual Meeting or other Voting Event, provided the votes reflected in such proxy or amendment thereof are consistent with the Stockholder’s voting obligations under this Agreement with respect to the matter(s) in question or (b) the delivery by the Stockholder to the Company of a written certificate signed by the Stockholder certifying that it shall attend the Special Meeting, the Annual Meeting or other Voting Event in person (if a meeting of stockholders) and vote the Owned Shares in accordance with Section 3.1 hereof; provided that in the event that a Qualifying Action is subsequently rescinded, revoked or modified in any manner inconsistent with the requirements of Section 3.1, or if the Stockholder does not attend and vote as required hereunder at the Special Meeting, the Annual Meeting or other Voting Event, the Stockholder shall be deemed to have affirmed as of the time of the Special Meeting, the Annual Meeting or other Voting Event the proxy with respect to the Owned Shares granted under this Section 3.2 (notwithstanding any other action taken since the date hereof) and each of Harvey W. Schiller, Ph.D. and Jeffrey O. Nyweide shall be entitled to the proxy and vote the Owned Shares in his discretion at or in connection with the applicable Special Meeting, Annual Meeting or other Voting Event. Any Owned Shares with respect to which the Stockholder does not have voting power as of the date hereof shall not be considered “Owned Shares” for the purposes of this Section 3.2.

3.3 Standstill. Provided that the Company: (i) does not merge, purchase or otherwise acquire another business line, (ii) consummates the Bode Transaction on or prior to December 1, 2010, or if the Bode Transaction is not consummated on or prior to such date stemming from LSR’s breach of the Purchase Agreement, otherwise sells all of the equity securities or all or substantially all of the assets of Bode to an unaffiliated third-party on or prior to August 1, 2011; (iii) distributes to the Company’s stockholders pro rata not less than $23 million not later than February 1, 2011, or makes an offer to purchase not less than $23 million of Common Stock at a price not less than $2.40 per share and pays such purchase price not later than February 1, 2011; (iv) in the event that the Company satisfies clause (ii) above by making a tender offer for the Common Stock and such tender offer is not fully subscribed, the Company distributes to the Company’s stockholders the difference between $23 million and the aggregate purchase price paid by the Company in such tender offer not later than December 31, 2011; and (v) distributes not less than 85% of all other Available Cash not later than December 31, 2011 (for purposes of this Section 3.3, “Available Cash” shall mean all cash and cash equivalents held by the Company immediately prior to the date of such distribution and not reserved for anticipated or required expenditures), the Stockholder agrees that during the period commencing on the date hereof and ending on the earlier of (x) the date that the Company fails to meet the requirements of any of clauses (i) through (v) above and (y) the 18 month anniversary of the date hereof, the Stockholder will not, and it will cause each of its affiliates and representatives not to, directly or indirectly, alone or in concert with others, take any of the actions set forth below, unless explicitly permitted pursuant to the terms of this Agreement or mutually agreed upon in writing by each of the Stockholder and the Company:

(a) effect, seek, offer, propose (whether publicly or otherwise) or cause or participate in, or assist, encourage or seek to persuade, any other person or entity to effect, seek, offer or propose (whether publicly or otherwise) or participate in:

(i) any tender offer or exchange offer involving Common Stock, not including any tender offer made by the Company;

(ii) any merger, consolidation, share exchange, business combination, sale of assets, recapitalization, restructuring, dividend, distribution, self tender, stock repurchase, liquidation, dissolution or other extraordinary transaction with or involving the Company or any of its subsidiaries or any portion of the business or the assets of the Company or any of its subsidiaries; or

(iii) any “solicitation” (as such term is used in the proxy rules of the Securities and Exchange Commission (the “SEC”)) of proxies or written consents with respect to the Company or any action resulting in such person or entity becoming a “participant” (as such term is used in the proxy rules of the SEC) in any solicitation of proxies or written consents with respect to the Company;

(b) submit any nomination of an individual for election to the Board or any other proposal for consideration at any annual or special meeting of the stockholders of the Company, including proposals pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(c) seek to advise, encourage, support or influence any person with respect to the voting or disposition of any securities of the Company in connection with the election of directors or any other proposal contrary to the recommendation of the Board;

(d) form, join or in any way participate in any “group” pursuant to Rule 13d-5 promulgated under the Exchange Act with respect to any securities of the Company;

(e) seek to call any meeting of the holders of the Common Stock, amend any provision of the Certificate of Incorporation or the By-Laws, reconstitute the composition of the Board or control or influence the management or policies of the Company;

(f) take any action that could reasonably be expected to force the Company to make any public disclosure with respect to any of the types of matters described in clauses (a) through (e), or announce any intention to take any action of the type described in clauses (a) through (e); or

(g) enter into any negotiations, arrangements or understandings with any person or entity other than the Company with respect to any of the foregoing, or advise, assist, or seek to persuade others to take any action with respect to any of the foregoing.

3.4 Board Resolution Regarding Rights Agreement. The Company shall request that the Board adopt resolutions providing that (i) the Stockholder, together with its affiliates and funds managed by it, will not be deemed to be an “Acquiring Person” for the purposes of that certain Rights Agreement, dated as of September 7, 2010, by and between the Company and Continental Stock Transfer & Trust Company (the “Rights Agreement”) unless and until the Stockholder becomes the “Beneficial Owner” (as defined under the Rights Agreement) of in excess of 44% of the outstanding Common Stock, and (ii) approves, solely for the purposes of Section 203 of the Delaware General Corporation Law, the acquisition of the Owned Shares by the Stockholder and/or certain funds managed by the Stockholder. Such resolutions shall be substantially the same as the resolutions set forth on Exhibit B hereto. Once the Board has adopted such resolutions, the Company shall deliver to the Stockholder a copy of such resolutions certified by the Company’s Secretary as duly adopted and approved by the Board. Notwithstanding anything in this Agreement to the contrary, all of the Stockholder’s obligations under this Agreement shall be conditioned upon the Board’s adoption of such resolutions. If the Board fails to adopt such resolutions on or before October 27, 2010, this Agreement and all of Stockholder’s obligations hereunder shall become null and void.

3.5 Appointment of Director. Within ten (10) business days after the date thereof, if requested by the Stockholder, the Board shall appoint one (1) designee of the Stockholder (the “Stockholder Designee”) to serve on the Board. Until such date as the Stockholder beneficially owns less than 15% of the shares of Common Stock outstanding, the Board shall nominate and recommend the election of the Stockholder Designee to the Board, and solicit proxies for the election of the Stockholder Designee to the Board, at the Annual Meeting and at any other meeting of the Company’s stockholders at which the Company’s stockholders are asked to vote for the election of directors.

Section 4. Certain Covenants of the Stockholder.

4.1 Restriction on Transfer, Proxies and Non-Interference. The Stockholder hereby agrees from and after the date hereof until the applicable date set forth below not to (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding other than this Agreement with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any Owned Shares, (b) grant any proxies or powers of attorney with respect to any Owned Shares (other than as set forth in this Agreement), deposit any Owned Shares into a voting trust or enter into a voting agreement with respect to any Owned Shares (or attempt or purport to revoke or supersede the proxy granted to the Company hereunder), (c) take any action that reasonably could cause any representation or warranty of the Stockholder contained herein to become materially untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing its covenants or other obligations under this Agreement or (d) commit or agree to take any of the foregoing actions. Any transfer of any Owned Shares in violation of this provision shall be null and void. If any involuntary transfer of any Owned Shares shall occur (including a sale by the Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Owned Shares subject to all of the restrictions, liabilities and rights under this Agreement. The restrictions under this Section 4.1 shall continue in full force and effect until the later to occur of the following: (a) the earlier of the closing of the Bode Transaction and the termination of the Purchase Agreement in accordance with its terms; (b) the conclusion of the Annual Meeting; provided that in no event shall the restrictions in this Section 4.1 continue beyond June 30, 2011.

4.2 Schedule 13D. Within ten (10) days of the date of this Agreement, the Stockholder shall file, or cause to be filed on its behalf, with the SEC a Schedule 13D with respect to the Company disclosing the material contents of this Agreement.

Section 5. Miscellaneous.

5.1 Public Announcements. The Company agrees to issue a press release announcing the Company’s entry into this Agreement and/or file a Form 8-K with the Securities and Exchange Commission (the “Public Statement”), which Public Statement must be reasonably satisfactory to the Stockholder. None of the parties hereto shall (i) make any public statements regarding the Annual Meeting, the Special Meeting or the terms and provisions of this Agreement (including in any filing with the SEC or any other regulatory or governmental agency, including any stock exchange) that are inconsistent with, or otherwise contrary to, the statements in the Public Statement or (ii) make any public statement (including any statement in any filing with the SEC or any other governmental agency) that is critical of or disparages this Agreement, any of the parties hereto, or any actions taken prior to the date hereof by any of the parties hereto in connection with the Annual Meeting or the Special Meeting; provided, however, that the parties hereto may make such statements either required by applicable law, rule or regulation (including any statement required by any filing with the SEC or any other governmental agency) or required in order to comply with the party’s fiduciary duties to the Company or its stockholders, or the party’s investors or clients (as applicable), in each case as reasonably determined by the party seeking to make the statement at issue, based on the advice of counsel and upon reasonable prior written notice to the other parties hereto of the nature of the statement and the reasons it is required to be made, to the extent practicable under the circumstances.

5.2 Additional Shares. The Stockholder shall promptly notify the Company of the number of shares of Common Stock, if any, as to which the Stockholder acquires record or beneficial ownership after the date hereof until the later to occur of the following: (a) the earlier of the closing of the Bode Transaction and the termination of the Purchase Agreement in accordance with its terms; and (b) the conclusion of the Annual Meeting; provided that in no event will the Stockholder have an obligation to provide notice to the Company under this Section 5.2 after June 30, 2011. Any shares of Common Stock as to which the Stockholder acquires record or beneficial ownership after the date hereof shall be Owned Shares for purposes of this Agreement. Without limiting the foregoing, in the event of any stock split, stock dividend or other change in the capital structure of the Company affecting the Common Stock, the number of shares of Common Stock constituting Owned Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock or other voting securities of the Company issued to the Stockholder in connection therewith.

5.3 Definition of “Beneficial Ownership.” For purposes of this Agreement, “beneficial ownership” with respect to (or to “beneficially own”) any securities shall mean having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Exchange Act, including pursuant to any agreement, arrangement or understanding, whether or not in writing.

5.4 Expenses. All costs and expenses incurred in connection with this Agreement and the obligations of the parties hereunder shall be paid by the party incurring such costs and expenses.

5.5 Specific Performance. The Stockholder, on the one hand, and the Company, on the other hand, acknowledge and agree that irreparable injury to the other party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable in damages. It is accordingly agreed that the Stockholder, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity, nor shall such other party seek the posting of a bond as a condition for obtaining any such relief. An application for specific performance pursuant to this Section 5.5 shall not preclude the Moving Party from seeking other relief available at law or in equity.

5.6 No Waiver. Any waiver by either the Stockholder or the Company of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of either party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver of any provision of this Agreement must be signed by the party against whom enforcement of such waiver is sought.

5.7 Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 5.7 shall be null and void.

5.8 Survival of Representations. All representations and warranties made by the parties in this Agreement or pursuant hereto shall survive the execution of this Agreement.

5.9 Entire Agreement; Amendments. This Agreement, including the exhibits hereto, contains the entire understanding of the parties hereto with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings other than those expressly set forth herein. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

5.10 Severability. The invalidity or unenforceability of any provision hereof in any jurisdiction will not affect the validity or enforceability of the remainder hereof in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction. To the extent permitted by applicable law, each party waives any provision of applicable law that renders any provision hereof prohibited or unenforceable in any respect. If any provision of this Agreement is held to be unenforceable for any reason, it will be adjusted rather than voided, if possible, in order to achieve the intent of the parties to the extent possible.

5.11 Notices. Any notice or other communication required or permitted to be given under this Agreement will be sufficient if it is in writing, sent to the applicable address set forth below (or as otherwise specified by a party by notice to the other parties in accordance with this Section 5.11) and delivered personally or sent by recognized overnight courier, postage prepaid, and will be deemed given (a) when so delivered personally, (b) if sent by recognized overnight courier, one day after the date of sending, or (c) if delivered by electronic mail transmission.

If to the Company:

GlobalOptions Group, Inc.

75 Rockefeller Plaza, 27th Floor

New York, NY 10019

Attn: Chief Executive Officer

Email: hschiller@globaloptionsgroup.com

With a copy to:

Olshan Grundman Frome Rosenzweig & Wolosky LLP

Park Avenue Tower

65 East 55th Street

New York, NY 10022

Attn: Robert H. Friedman, Esq.

Email: rfriedman@olshanlaw.com

If to the Stockholder:

Weiss Asset Management

222 Berkeley Street, 16th Floor

Boston, MA 02116

Attn: Legal

Email: legal@weissasset.com

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

5.12 Governing Law; Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof. The parties hereto agree to submit to the non-exclusive jurisdiction of any court of competent jurisdiction located in the State of Delaware to resolve any dispute relating to this Agreement and waive any right to move to dismiss or transfer any such action brought in any such court on the basis of any objection to personal jurisdiction or venue.

5.13 Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

5.14 Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same Agreement.

5.15 No Admission. Nothing contained herein shall constitute an admission by any party hereto of liability or wrongdoing.

5.16 Further Action. Each party agrees to, without further consideration, execute and deliver such additional documents, and take all such further action as may be reasonably required to effectuate or further evidence the terms and provisions of this Agreement.

[Signature Page to Follow]

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement or caused this Agreement to be duly executed by their authorized representative, as of the day and year first above written.

GLOBALOPTIONS GROUP, INC.

By:	/s/ Jeffrey O. Nyweide
Name:	Jeffrey O. Nyweide
Title:	Chief Financial Officer and Executive Vice President

STOCKHOLDER:

WEISS ASSET MANAGEMENT LP, acting in its capacity as investment manager to certain funds managed by it and not in its individual capacity

By:	/s/ Paul Sherman
Name:	Paul Sherman
Title:	Executive Vice President

EXHIBIT A

OWNERSHIP OF COMMON STOCK

Common Stock Beneficially Owned as of the date hereof

Beneficial Owner	Shares	Broker

Brookdale International Partners, LP	975,225	Bank of New York Mellon Custody Account

Brookdale Global Opportunity Fund	417,952	Bank of New York Mellon Custody Account

Proxies Received by the Stockholder as of the date hereof

Shareholder	Number of Shares
Barry W. Scanlon	13,961
Mark C. Merritt	58,234
John Pate Felts	62,384
James Lee Witt Revocable Trust U/A/D	802,318

Proxies Expected to be Received by the Stockholder

Shareholder	Number of Shares
Vicis Capital Master Fund	3,299,749
Cipher 06 LLC	937,812

EXHIBIT B

FORM OF BOARD RESOLUTIONS

RESOLVED, that the Board of Directors hereby determines that each of Weiss Asset Management LP, acting in its capacity as an investment manager to certain funds managed by it, and each of such funds managed by Weiss Asset Management LP (each of Weiss and such funds a “Stockholder”, and collectively, the “Stockholders”) shall not be deemed to be an “Acquiring Person” for the purposes of that certain Rights Agreement, dated as of September 7, 2010, by and between the Company and Continental Stock Transfer & Trust Company (the “Rights Agreement”) unless and until the Stockholders become the “Beneficial Owner” (as defined under the Rights Agreement) of in excess of 44% of the Common Shares (as defined under the Rights Agreement) then outstanding; and be it further

RESOLVED, that the Board of Directors hereby acknowledges that the approval of the right to acquire up to 44% of the Company’s common stock by the Stockholders thereby renders inapplicable such acquisitions of up to 44% of the Company’s Common Stock from the restrictions on the Company from engaging in any business combination as set forth in Section 203 of the General Corporation Law of the State of Delaware; and be it further